Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: April 30, 2021

LINKEDIN

On April 30, 2021, the following communication was made available by Sonder Inc. on LinkedIn:

Big news for the future of hospitality! Today, we’re thrilled to announce that Sonder plans to go public through a combination with Gores Metropoulos II. Sonder’s mission is to revolutionize hospitality through design and technology to make a world of better stays open to all, and this is an important step towards achieving that vision. Proceeds from the business combination will be used to continue global growth and expansion and increase investments in technology to drive an elevated guest experience.

We are grateful to reach this milestone and want to thank our employees, investors and loyal guests for making this possible. We are excited to continue building the iconic 21st century brand in hospitality.

https://www.businesswire.com/news/home/20210430005242/en/Sonder-a-Next-generation-Hospitality-Company-to-Be-Publicly-Listed-Through-Combination-With-Gores-Metropoulos-II

TWITTER

On April 30, 2021, the following communication was made available by SonderStays on Twitter:

Excited to announce that Sonder plans to go public through a combination with Gores Metropoulos II. This is an important step towards our mission of revolutionizing hospitality through design & technology to make a world of better stays open to all.

https://www.businesswire.com/news/home/20210430005242/en/Sonder-a-Next-generation-Hospitality-Company-to-Be-Publicly-Listed-Through- Combination-With-Gores-Metropoulos-II

INSTAGRAM

On April 30, 2021, the following communication was made available by sonderstays on Instagram:

The future of hospitality is here. We are excited to announce that Sonder plans to go public through a combination with Gores Metropoulos II. Sonder’s mission is to revolutionize hospitality through design and technology to make a world of better stays open to all, and this is an important step towards achieving that vision. We want to extend a special thank you to our employees and loyal customers for making this possible. From all of us at Sonder - thank you. Welcome to the future of hospitality.

FACEBOOK

On April 30, 2021, the following communication was made available by Sonder on Facebook:

We are excited to announce that Sonder plans to go public through a combination with Gores Metropoulos II.

Sonder’s mission is to revolutionize hospitality through design and technology to make a world of better stays open to all, and this is an important step towards achieving that vision. We want to extend a special thank you to our employees and loyal customers for making this possible. From all of us at Sonder - thank you.

Welcome to the future of hospitality.

Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Gores Metropoulos II, Inc. (the “Company”), Sonder Holdings Inc. (“Sonder”) and the other parties to the Agreement and Plan of Merger dated April 29, 2021 (the “Merger Agreement”), the Company intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to the Company’s securities to be issued in connection with the Business Combination that also constitutes a preliminary prospectus of the Company and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company may also file other documents regarding this Business Combination with the SEC. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they will contain important information about the Business Combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting. Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Metropoulos II, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

The Company, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the Business Combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company stockholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that the Company intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s or Sonder’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders. These forward-looking statements are based on the Company’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Business Combination contemplated thereby; (b) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s or NYSE’s listing standards following the consummation of the Business Combination; (d) the inability to complete the PIPE (as defined below); (e) the risk that the Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for the Company to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of the Company’s securities and the attractiveness of the Business Combination to investors; (i) the possibility that Sonder may be adversely affected by other economic, business, and/or competitive factors; and (j) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Sonder assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Sonder gives any assurance that either the Company or Sonder will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between the Company and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.